UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                      For the Year Ended December 31, 1999



                                NORTH BAY BANCORP
                      ------------------------------------
                                (Name of Issuer)




                                  COMMON STOCK
                         (Title of Class of Securities)



                                   65747710-5
                                 (CUSIP Number)




                                                               Page 1 of 4 Pages

================================================================================

      NORTH BAY BANCORP

--------------------------------------------------------------------------------
1.    Name of reporting persons..............    Houghton Gifford

      S.S. or I.R.S. Identification Nos. of      SS# ###-##-####
      above persons
--------------------------------------------------------------------------------
2.    Check the appropriate box if a             (a)
      member of a group                          -------------------------------
                                                 (b)
--------------------------------------------------------------------------------

3.    SEC use only...........................

--------------------------------------------------------------------------------

4.    Citizenship or place of organization...    United States

--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

5.    Sole voting power...............107,804

6.    Shared voting power.................-0-

7.    Sole dispositive power..........107,804

8.    Shared dispositive power............-0-

--------------------------------------------------------------------------------

9.    Aggregate amount beneficially owned        107,804
      by each reporting person.

--------------------------------------------------------------------------------

10.   Check if the amount in Row (9)
      excludes certain shares (see
      instructions).

--------------------------------------------------------------------------------

11.   Percent of class represented by
      amount in (9) .........................    6.8%

--------------------------------------------------------------------------------

12.   Type of reporting person (see
      instructions)..........................    IN

================================================================================



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

                                  SCHEDULE 13G

                            By Houghton Gifford, M.D.
                         Stockholder, North Bay Bancorp

Item 1(a) Name of issuer: North Bay Bancorp

Item 1(b) Address of issuer's principal executive offices: 1500 Soscol Avenue, Napa, California 94559-1314.

Item 2(a) Name of person filing:  Houghton Gifford, M.D.

Item 2(b) Address of residence:  3219 Vichy Avenue, Napa, California 94558.

Item 2(c) Citizenship:  United States of America.

Item 2(d) Title of class of securities:  Common Stock.

Item 2(e) CUSIP No.:  Not applicable.

Item 3:  Not applicable.

Item 4. Ownership: The following information is provided as of December 31, 1999

      (a) Amount beneficially owned: 107,804

      (b) Percent of class: 6.8

      (c) Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 107,804

              (ii)  Shared power to vote or to direct the vote:  0

              (iii) Sole power to dispose or to direct the disposition: 107,804

              (iv)  Shared power to dispose or to direct the disposition: 0

Item 5.  Ownership of 5 Percent or Less of a Class:  Not applicable.



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

Item 6. Ownership of More than 5 Percent on Behalf of Another Person: Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Item 8. Identification and Classification of Members of the Group: Not applicable.

Item 9.  Notice of Dissolution of Group:  Not applicable.

Item 10.  Certification:  Not applicable.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2000


                                                /s/ Houghton Gifford, M.D.
                                                --------------------------------
                                                Houghton Gifford, M.D.



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